Exhibit (a)(1)(vii)

MEMORANDUM

TO:	All Employees

FROM:	Denis McGlynn

DATE	August 5, 2005

RE:	Self-Tender

Attached for your information is a copy of a press release which we issued this morning concerning a tender offer which we intend to commence shortly for up to 10% of our own stock, also known as a “self-tender.”

Many companies, both large and small, use share repurchases to improve the value of their company for all shareholders. We believe this is an efficient use of our resources at this time, and as such, the self-tender was unanimously approved by our Board of Directors.

If you are not a shareholder of the Company, this announcement should not affect you.

If you are a shareholder of the Company, you may be curious as to what we recommend you do with your shares. Much as we might want to offer you some advice, the regulations of the Securities and Exchange Commission are very clear on this point - we are prohibited from doing so.

What we can do is urge you to read very carefully the Offer to Purchase and other materials you will be receiving and call our Information Agent, Mellon Investor Services, with any questions.

Thank you.

DM/lal

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